Via Facsimile and U.S. Mail
Mail Stop 6010

October 7, 2008

Nutra Pharma, Corp.
Attn: Rik J. Deitsch, Chief Executive Officer and Chief Financial Officer
791 Park of Commerce Blvd, Suite 300
Boca Raton, FL 33487

Re: Nutra Pharma,Corp.
     Form 10-KSB for the Year Ended December 31, 2007
     File No. 000-32141

Dear Mr. Deitsch:

     We have completed our review of your Form 10-KSB and have no further
comments at this time.

Sincerely,

Carlton Tartar
Branch Chief